Filed Pursuant to Rule 424(B)(3)

Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 7 DATED MARCH 30, 2012

TO THE PROSPECTUS DATED JULY 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated July 22, 2011 and Supplement No. 6 thereto dated February 7, 2012 (Supplement No. 6 amended and superseded all prior supplements to the prospectus). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

—	an update on the status of our offering and the ownership of our operating partnership;

—	our acquisition of a property located in Cranberry Township, Pennsylvania;

—	an update on our debt and an amendment to and expansion of the amount available pursuant to the Restated KeyBank Credit Agreement;

—	our second quarter of 2012 distribution declaration;

—	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2011; and

—	our audited consolidated financial statements as of and for the year ended December 31, 2011.

Status of Our Offering and Ownership of Our Operating Partnership

Through March 21, 2012, we have received aggregate gross offering proceeds of approximately $69.3 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $66.9 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of March 21, 2012, in connection with our initial public offering, we have issued approximately 6.7 million shares of our common stock for gross proceeds of approximately $66.9 million. As of March 21, 2012, approximately 75.8 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

As of March 21, 2012, we owned approximately 64% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara and David C. Rupert, the President of our sponsor, owned approximately 24% of the limited partnership units of our operating partnership. The remaining approximately 12% of the limited partnership units were owned by third parties.

Acquisition of the Westinghouse Property

On March 22, 2012, we, through a wholly-owned subsidiary of our operating partnership, acquired an approximately 118,000 square foot Class A office building located in Cranberry Township, Pennsylvania (the “Westinghouse Property”) from Cranwoods-WST, Ltd., an unaffiliated third party. The Westinghouse Property is subject to a long-term net lease with Westinghouse Electric Company, LLC (“Westinghouse”). The Westinghouse lease is guaranteed pursuant to a guaranty (the “Guaranty”) by Westinghouse Electric UK Holdings Limited and TSB Nuclear Energy USA Group, Inc., two subsidiaries of Westinghouse’s parent company, Toshiba Corporation.

The acquisition price for the Westinghouse Property was $36.2 million. The purchase price and the acquisition expenses paid in connection with the acquisition were funded with a draw of approximately $27.1 million from our amended and restated credit agreement, as amended, (the “Restated KeyBank Credit Agreement”) with a syndicate of lenders, under which KeyBank National Association (“KeyBank”) serves as administrative agent, and $9.0 million in mezzanine debt pursuant to our mezzanine credit agreement with KeyBank (the “Mezzanine Credit Agreement”).

Our advisor earned $905,000 in acquisition fees, and is entitled to reimbursement of $181,000 in acquisition expenses in connection with the acquisition of the Westinghouse Property. Our advisor has deferred the collection of both the acquisition fees and the acquisition expense reimbursement until such time as the mezzanine debt has been fully repaid with net proceeds from our initial public offering. We paid an assignment fee of $362,000 to an unaffiliated third party in connection with the closing of the acquisition of the Westinghouse Property.

Westinghouse provides fuel, services, technology, plant design and equipment for the commercial nuclear power industry in the U.S. and internationally. Westinghouse technology serves more than 50% of the world’s operating nuclear plants, including 60% of those in the U.S.

The Westinghouse Property is one of four buildings situated in Westinghouse’s international headquarters campus and houses the engineering group responsible for two product lines—Nuclear Fuel and Nuclear Services. The Westinghouse Property was constructed in 2010, sits on an approximately 25-acre tract and can accommodate up to 590 vehicles with surface parking.

We believe the Westinghouse Property is essential to the tenant’s business for several reasons: (i) to support its growth, Westinghouse conducted a multi-state search in 2009 and chose this location in Cranberry Township for its new state-of-the-art, build-to-suit campus (this property is located adjacent to the three other contiguous headquarters buildings), (ii) the property houses engineers responsible for two of Westinghouse’s important product lines: nuclear services and nuclear fuel, and (iii) a portion of the building’s systems are tied directly to the adjacent headquarters.

Cranberry Township is located in Butler County, which has been the fastest growing county in western Pennsylvania. Cranberry Township is the largest and most economically diverse township in the county with a median household income of approximately $90,000 and greater than 6% annual population growth. Location is a key driver to the success of Cranberry Township, as it is located near the confluence of two major interstates and is approximately a 15-minute drive from downtown Pittsburgh and Pittsburgh International Airport.

Under the Westinghouse lease, as amended, Westinghouse is responsible to provide all building services and pay all building and property expenses, including repairs and maintenance. We, as the landlord, are responsible for potential capital expenses related to the structural integrity of the building, foundation, roof and qualified capital expenses as they relate to the parking area and HVAC and to the extent the cost is in excess of $100,000. The initial term of the Westinghouse lease was 15 years, which commenced on January 1, 2011, and the rent schedule is as follows:

Month commencing	Approximate annual stated rent*	$/square foot
January 1, 2011	$2,886,676.96	$24.47
January 1, 2016	$3,004,644.96	$25.47
January 1, 2021	$3,122,612.96	$26.47

* Stated rent includes a reduction of $67,242 in base rent per annum given to Westinghouse as consideration for the Guaranty.

The implied initial capitalization rate for the Westinghouse Property is approximately 7.97%. The estimated going-in capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

The Westinghouse lease contains an option to extend the Westinghouse lease for two, five-year periods, and a third period of four years and 11 months. Under the Westinghouse lease, Westinghouse has the right to surrender a portion of the Westinghouse Property, effective as of December 31, 2020, for a contraction fee equal to the then-unamortized principal balance of the tenant improvement allowance and the brokerage commissions on a mortgage amortization basis assuming an amortization period of the initial 15-year term and an 8% imputed interest rate. Westinghouse has the option to terminate the Westinghouse lease, effective as December 31, 2020, upon 18 months’ written notice to us and the payment of a termination fee equal to approximately $3.4 million.

The GC Net Lease REIT Property Management, LLC, our affiliated property manager, will manage the Westinghouse Property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the Westinghouse Property.

Update on our Debt and Amendment to the Restated KeyBank Credit Agreement

On March 16, 2012, we entered into that certain First Amendment to the Restated KeyBank Credit Agreement, pursuant to which the available commitments under the revised revolving credit facility were increased to $115 million, and Regions Bank became a lender party and agreed to provide a financing commitment of up to $35 million. In connection with its agreement to provide additional commitments, Regions Bank requested certain revisions to the allocation of payments for the revised revolving credit facility and our outstanding mezzanine debt with KeyBank should there be an occurrence and continuance of a monetary default under the Restated KeyBank Credit Agreement, which revisions were provided for in an intercreditor agreement between KeyBank, on behalf of the lenders, and our operating partnership and the wholly-owned subsidiary borrowers of the operating partnership. The other material terms of the Restated KeyBank Credit Agreement were otherwise unchanged. The additional commitment provided by Regions Bank is governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

As stated above, on March 22, 2012, we drew an additional approximately $27.1 million from the Restated KeyBank Credit Agreement, and $9.0 million in mezzanine debt pursuant to the Mezzanine Credit Agreement. The amount drawn under the Restated KeyBank Credit Agreement will bear interest at LIBOR plus 2.75%, or a rate of 3.0%. The amount drawn under the Mezzanine Credit Agreement will bear interest at LIBOR plus 6.50%, or a rate of 6.75%.

The total amount drawn pursuant to the Mezzanine Credit Agreement is now approximately $12.4 million. The total amount drawn pursuant to the Restated KeyBank Credit Agreement is now approximately $86.2 million. Pursuant to a joinder agreement by a special purpose entity wholly-owned by our operating partnership (the “Property SPE”) in favor of KeyBank as administrative agent (the “Westinghouse Joinder Agreement”), the Westinghouse Property now serves as additional collateral for the Restated KeyBank Credit Agreement, which security is evidenced by a mortgage on the Westinghouse Property, and the Property SPE now serves as an additional borrower. The facility had an available balance of approximately $28.8 million subsequent to the draw to fund the acquisition of the Westinghouse Property.

Second Quarter of 2012 Distribution Declaration

On March 19, 2012, our board of directors declared distributions for the second quarter of 2012 in the amount of $0.00184426 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record at the close of business on each day during the period from April 1, 2012 through June 30, 2012. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. Our board of directors intends to continue this distribution policy for so long as it decides this policy is in the best interests of our stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2011 contained in this supplement.

Overview

We are a public, non-traded REIT that invests primarily in single tenant, net lease properties diversified by corporate credit, physical geography, product type and lease duration. We were formed on August 28, 2008 and commenced operations on May 6, 2009. We have no paid employees and are externally advised and managed by an affiliate, The GC Net Lease REIT Advisor, LLC, our advisor.

We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our “Primary Public Offering”) and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of December 31, 2011, we had issued 5,431,573 total shares of our common stock for gross proceeds of approximately $54.1 million in our Public Offering, of which 112,997 shares, or $1.1 million, were issued pursuant to the distribution reinvestment plan. During the year ended December 31, 2011, we redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38.

As of December 31, 2011, we owned seven single tenant, net lease properties in five states (California, Colorado, Illinois, Kansas and South Carolina) encompassing approximately 2.3 million rentable square feet with a going-in capitalization rate of 8.2%. The leases covering our seven properties are scheduled to have total annualized gross base rent of $14.2 million for 2012 and had annualized net effective rent per square foot of $6.18.

We acquired two properties in two states (Illinois and South Carolina) for a total purchase price of approximately $54.4 million in the year ended December 31, 2009, four properties in four states (California, Colorado, Illinois and Kansas) for a total purchase price of approximately $54.3 million in the year ended December 31, 2010 and our seventh property, located in California, for a purchase price of $56.0 million in the year ended December 31, 2011. The tenants of our properties operate in a diverse range of industries, including manufacturing, construction and engineering services, distribution, educational, printing, and research and development.

Significant Accounting Policies and Estimates

We have established accounting policies, which conform to generally accepted accounting principles (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements:

•	Real Estate- Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes- Deferred tax assets and related valuation allowance, REIT qualification; and

•	Loss Contingencies.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU No. 2011-11”). ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. We do not expect that the adoption of ASU 2011-01 will have a material impact to our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. We do not expect that the adoption of ASU 2011-05 and ASU 2011-12 will have a material impact to our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU No. 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. We do not expect the adoption of ASU 2011-04 will have a material impact to our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Our adoption of this ASU as of January 1, 2011 did not have a material impact on our consolidated financial statements.

Results of Operations

We owned six properties as of December 31, 2010, one of which was acquired during the end of the quarter ended June 30, 2010, two of which were acquired during the end of the quarter ended September 30, 2010 and one of which was acquired on December 30, 2010. As of December 31, 2011, we owned seven properties, as shown in the tables above. Therefore, our results of operations for the year ended December 31, 2011 are not directly comparable to those for the year ended December 31, 2010. Our results of operations for the year ended December 31, 2011 are not indicative of those expected in the future periods and we expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as we acquire additional properties.

Comparison of the Years Ended December 31, 2011 and 2010

The following table provides summary information about our results of operations for the year ended December 31, 2011 and 2010:

	Year Ended December 31,			Percentage Change
	2011	2010	Increase
Rental income	$13,223,384	$6,509,724	$6,713,660	103%
Property tax recovery	$1,785,486	$755,370	$1,030,116	136%
Asset management fees to affiliates	$1,083,304	$560,141	$523,163	93%
Property management fees to affiliates	$377,078	$188,793	$188,285	100%

	Year Ended December 31,			Percentage Change
	2011	2010	Increase
Property tax expense	$1,785,486	$755,370	$1,030,116	136%
Acquisition fees and expenses to non-affiliates	$1,560,974	$473,790	$1,087,184	229%
Acquisition fees and expenses to affiliates	$1,680,000	$1,629,344	$50,656	3%
General and administrative expenses	$1,748,334	$1,359,686	$388,648	29%
Depreciation and amortization	$5,608,669	$2,941,676	$2,666,993	91%
Interest expense	$5,787,676	$3,170,029	$2,617,647	83%

Rental Income

Rental income for the year ended December 31, 2011 is comprised of rental income of $12.0 million, adjustments to straight-line contractual rent of $0.8 million, and in-place lease valuation amortization of $0.4 million. Rental income for the year ended December 31, 2011 increased by $6.7 million compared to the same period a year ago as a result of (1) $3.2 million in additional rental income related to the real estate acquired in the prior period subsequent to June 30, 2010 and $2.6 million related to the real estate acquired during the year ended December 31, 2011; (2) an increase in adjustments to straight-line contractual rent of $0.3 million; and (3) increased in-place lease valuation amortization of approximately $0.6 million. Also included as a component of revenue is the recovery of property taxes, which increased by $1.0 million compared to the same period a year ago as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2011 and 2010 totaled $3.2 million and $1.5 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the year ended December 31, 2011 compared to the same period a year ago of $1.7 million is a result of $0.5 million in asset management fees, $0.2 million in property management fees and $1.0 million in property taxes for the real estate acquired subsequent to June 30, 2010. We expect property operating expenses to increase in future periods as we acquire additional properties.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates for the year ended December 31, 2011 increased by $1.1 million compared to the year ended December 31, 2010 and consisted of $1.2 million in acquisition expenses related to the acquisition of the LTI property and $0.4 million in acquisitions expenses related to potential future acquisitions. Real estate acquisitions fees and expenses to affiliates of $1.7 million represent the acquisition fees and expenses due to our advisor for the LTI property acquisition. We expect to continue to incur acquisition fees and expenses in the future as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2011 increased by $0.4 million compared to the same period a year ago due to increased operating activity and to a decrease in the adjustment to organizational costs as discussed below. General and administrative expenses for the year ended December 31, 2011 totaled $1.7 million consisting of accounting and legal fees of $0.6 million, directors’ and officers’ insurance of $0.2 million, bank and transfer agent fees of $0.2 million, allocated personnel and rent costs incurred by our advisor of $0.3 million as well as other expenses totaling $0.4 million. The total of $0.4 million in other expenses consisted mostly of board of directors’ fees ($0.1 million), filing fees ($0.1 million), non-acquisition closing costs related to the amendment to the credit facility we obtained from KeyBank National Association (“KeyBank”) on June 4, 2010 (the “Credit Facility”) and printing costs ($0.1 million in total), and organizational costs ($0.1 million). In the prior year, organizational costs were adjusted as a result of the amount of organizational costs incurred, which exceeded the limitations that our advisor is subject to, as set forth in our Second Amended and Restated Advisory Agreement and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. Organizational costs were adjusted downward by $0.1 million for the year ended December 31, 2010 compared to an upward adjustment for the year ended December 31, 2011 of $0.01 million. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2011 consisted of depreciation of building and building improvements of our properties of $3.0 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $2.6 million. The increase of $2.7 million as compared to the year ended December 31, 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010. We expect depreciation and amortization expense to increase in future periods as we acquire additional properties.

Interest Expense

Interest expense for the year ended December 31, 2011 increased by $2.6 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $1.5 million in interest expense related to the assumption of the LTI mortgage debt and additional expense related to the Emporia Partners mortgage debt; (2) $0.5 million in additional interest expense related to the Credit Facility (as defined below in the Liquidity and Capital Resources section); (3) $0.2 million in interest expense related to the bridge loan obtained from KeyBank on December 30, 2010 (the “Bridge Loan”); and (4) a decrease of $0.1 million in interest expense related to the refinancing of the Renfro property debt and debt premium amortization. The increase in interest expense for the year ended December 31, 2011 also includes the increase in amortization of deferred financing costs of $0.5 million. We expect interest expense to increase in future periods as we acquire additional real estate and assume any related debt.

Comparison of the Years Ended December 31, 2010 and 2009

The following table provides summary information about our results of operations for the year ended December 31, 2010 and 2009:

	Year Ended December 31,			Percentage Change
	2010	2009	Increase
Rental income	$6,509,724	$2,507,487	$4,002,237	160%
Property tax recovery	$755,370	$213,878	$541,492	253%
Asset management fees to affiliates	$560,141	$219,674	$340,467	155%
Property management fees to affiliates	$188,793	$68,442	$120,351	176%
Property tax expense	$755,370	$213,878	$541,492	253%
Acquisition fees and expenses to non-affiliates (1)	$473,790	$6,908	$466,882	6759%

	Year Ended December 31,			Percentage Change
	2010	2009	Increase
Acquisition fees and expenses to affiliates (1)	$1,629,344	$1,630,684	$(1,340)	—
General and administrative expenses	$1,359,686	$683,769	$675,917	99%
Depreciation and amortization	$2,941,676	$920,919	$2,020,757	219%
Interest expense	$3,170,029	$1,223,889	$1,946,140	159%

(1)	Acquisition fees and expenses have been reclassified to conform to the current period presentation. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

Rental Income

Rental income for the year ended December 31, 2010 is comprised of rental income of $6.10 million and adjustments to straight-line contractual rent of $0.47 million, less in-place lease valuation amortization of $0.06 million. Rental income increased by $4.0 million compared to the year ended December 31, 2009 as a result of (1) $1.81 million in rental income related to the additional real estate acquired during the year ended December 31, 2010, and (2) a $2.19 million increase in rental income related to the Plainfield and Renfro properties resulting from 12 months of revenue recognition in 2010 compared to six months in 2009. Also included as a component of revenue is the recovery of property taxes, which increased by $0.54 million compared to the year ended December 31, 2009 as a result of the acquisition of additional real estate.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2010 and 2009 totaled $1.50 million and $0.50 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase from the year ended December 31, 2009 of $1.0 million is a result of (1) $0.21 million in property and asset management fees and $0.37 million in property taxes for the real estate acquired during the year ended December 31, 2010, and (2) a $0.25 million increase in property and asset management fees and a $0.17 million increase in property tax expense as a full year of activity was captured for Plainfield and Renfro compared to the six months of activity in 2009.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates for the year ended December 31, 2010 increased by $0.5 million compared to the year ended December 31, 2009 and consisted of acquisition expenses related to the four properties acquired in 2010. Real estate acquisitions fees and expenses to affiliates of $1.6 million for the year ended December 31, 2010 represent the acquisition fees and expenses due to our advisor in connection with the four property acquisitions made during that period.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2010 increased by $0.68 million compared to the same period in the prior year due to (1) increased operating activity during the year ended December 31, 2010 and (2) the year ended December 31, 2009 contained activity from the date we broke escrow, or May 6, 2009, compared to 12 months during the year ended December 31, 2010. General and administrative expenses for the year ended December 31, 2010 consisted mostly of professional fees, including accounting and legal costs of $0.78 million, directors’ and officers’ insurance of $0.26 million, board of directors fees of $0.09 million, as well as other expenses totaling $0.24 million, consisting mostly of office expenses such as allocated personnel costs and rent incurred by our advisor ($0.09 million in total), transfer agent fees (approximately $0.05 million), and non-financing closing costs related to the refinancing of the Renfro property debt ($0.03 million). Further, organizational costs were reduced (a reduction of $0.08 million) to the extent the amount of organizational costs incurred exceeded the limitations that our advisor is subject to, as discussed in our Amended and Restated Advisory Agreement and in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs is reflected as a reduction of the “Due to Affiliates” balance in the consolidated balance sheets as of December 31, 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2010 consisted of depreciation of building and building improvements of our properties of $1.88 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $1.06 million. The increase of $2.02 million as compared to the year ended December 31, 2009 is a result of (1)$0.74 million in depreciation and amortization for the real estate acquired during the year ended December 31, 2010, and (2) a $1.28 million increase related to the Renfro and Plainfield properties for 12 months of activity in the current period compared to six months of activity in 2009.

Interest Expense

Interest expense for the year ended December 31, 2010 increased by $1.95 million compared to the year ended December 31, 2009. The increase is due primarily to: (1) a $0.92 million increase related to the Renfro and Plainfield properties for the 12 months of activity during the year ended December 31, 2010 compared to six months of interest expense for the year ended December 31, 2009; (2) $0.11 million in interest expense related to the assumption of the Emporia Partners property debt in conjunction with the contribution on August 27, 2010; and (3) $0.74 million in interest expense related to the origination of the Credit Facility and the short-term bridge facility, as discussed in Note 4, Debt, to the consolidated financial statements. Interest expense for the year ended December 31, 2010 also includes the amortization of deferred financing costs of $0.16 million whereas during the year ended December 31, 2009, there were no deferred financing costs, and $0.02 million related to an interest rate cap pursuant to debt covenant requirements of the Credit Facility.

Funds from Operations and Modified Funds from Operations

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-cash items such as straight-line rent, amortization of in-place lease valuations, accretion/amortization of debt discounts/premiums, nonrecurring impairments of real estate-related investments, and certain non-operating cash items such as acquisitions fees and expenses. We adopted the IPA MFFO Guideline for the year ended December 31, 2010 as presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Annual Report on Form 10-K for the year ended December 31, 2010. Management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends.

By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•

Straight line rent, amortization of in-place lease valuation and amortization of debt premiums. These items are GAAP non-cash adjustments and are included in historical earnings. These items are added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. In accordance with GAAP, acquisition-related costs are required to be expensed as incurred. These costs have been and will continue to be funded with cash proceeds from our primary offering. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. By excluding acquisition-related costs that affect our operations only in periods in which properties are acquired, MFFO can provide an indication of sustainability after we cease to acquire properties on a frequent and regular basis. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. However, MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO. Therefore, FFO and MFFO should not be considered as alternatives to net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
Net Loss	$(4,621,498)	$(3,809,088)	$(2,235,586)
Adjustments:
Depreciation of building and improvements	2,972,532	1,884,394	569,346
Amortization of intangible assets	2,636,137	1,057,282	351,573

Funds from Operations (FFO)	$987,171	$(867,412)	$(1,314,667)

Reconciliation of FFO to Modified Funds From Operations (MFFO)
FFO	$987,171	$(867,412)	$(1,314,667)
Adjustments:
Acquisition fees and expenses to non-affiliates	1,560,974	473,790	6,908
Acquisition fees and expenses to affiliates	1,680,000	1,629,344	1,630,684
Revenues in excess of cash received (straight- line rents)	(811,691)	(465,225)	(206,770)
Amortization of above/(below market) rent	(381,670)	61,604	(19,313)
Amortization of debt premium	(54,483)	—	—

MFFO	$2,980,301	$832,101	$96,482

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of debt service on our outstanding indebtedness, including repayment of the Bridge Loan, Credit Facility and Mezzanine Loan discussed below, and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank, which provided our operating partnership with the Credit Facility in the initial amount of $25.0 million to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property and a subsequent draw of approximately $5.1 million to finance the ITT property acquisition.

On November 22, 2010, we, through our operating partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which we additionally drew approximately $13.0 million to refinance the debt encumbering the Renfro property.

On November 18, 2011, we, through our operating partnership, entered into an amendment and restatement to the credit agreement with KeyBank, as administrative agent, and Bank of America, as syndication agent, (collectively the “Lenders”) thereby increasing the total amount of the Credit Facility to $70.0 million in a revised revolving credit facility, with each Lender committing $35 million. We drew an additional $0.4 million for related financing costs from the revised credit facility, which has a term of two years, maturing on November 18, 2013, with an option to extend for one year. During the initial two-year term of the revised credit agreement, we, through our Operating Partnership, may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. Per the terms of the revised credit agreement, the maximum loan available is the lesser of the total commitments ($70.0 million) or the aggregate borrowing base availability ($37.1 million). The total amount of funds drawn under the Credit Facility as of December 31, 2011 was $35.4 million, resulting in an unused borrowing base availability of $1.7 million.

As part of the amendment effective November 18, 2011, beginning with the quarter ended December 31, 2011, the liquidity requirement was $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans. Additional loan compliance covenants include, but are not limited to, a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date (as defined) and 100% of the equity in any properties contributed after the effective date.

In connection with the acquisitions of the AT&T and Westinghouse properties as discussed in Note 10, Subsequent Events, on January 31, 2012, and on March 22, 2012 we drew $22.0 million and $27.1 million, respectively, from the revised credit facility discussed above to partially finance such acquisitions. As of March 22, 2012, approximately $86.2 million of the revised revolver was utilized, which is secured by the Renfro, Will Partners, ITT, Quad/Graphics, AT&T and Westinghouse properties.

On December 30, 2010, we, through our operating partnership, entered into the Bridge Loan with KeyBank and thereby obtained approximately $7.9 million used as a source to fund the acquisition of the Quad/Graphics property. The terms of the Bridge Loan required weekly payments equal to the net equity raised in our Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The balance of the loan was paid in full on April 18, 2011.

On May 13, 2011, we obtained an additional $12.3 million in debt to partially fund the acquisition of the LTI property pursuant to the Bridge Loan. The terms of the Bridge Loan remained the same and required periodic payments equal to the net equity raised in our Public Offering, subject to an average monthly minimum amount of approximately $2.1 million. The balance of the loan was paid off in full on September 30, 2011.

On January 31, 2012, a property-owning special purpose entity wholly-owned by our operating partnership (the “Property SPE”) entered into a mezzanine loan agreement in which KeyBank serves as the initial lender with a total commitment of $15.0 million (the “Mezzanine Loan”). In connection with the acquisition of the AT&T property, on January 31, 2012, as discussed in Note 10, Subsequent Events, the Property SPE made a draw of $12.4 million from the Mezzanine Loan to partially finance such acquisition. The terms of the Mezzanine Loan require that the proceeds of the Mezzanine Loan be used to acquire the AT&T property and other potential acquisitions through the maturity date, July 31, 2012. The terms also require periodic payments equal to the net equity raised in our public offering, subject to a monthly minimum amount of $4.0 million. Pursuant to a financial covenant requirement in the Mezzanine Loan, gross proceeds from equity raised are subject to a monthly minimum amount of $4.0 million for the first three months of the six-month term and $5.0 million thereafter.

Through March 21, 2012, a total of $9.0 million in payments were made on the Mezzanine Loan, resulting in a balance of $3.4 million. In connection with the acquisition of the Westinghouse property on March 22, 2012, as discussed above, the Property SPE made a draw of $9.0 million from the Mezzanine Loan to partially finance such acquisition, resulting in a balance of $12.4 million.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with proceeds received in our Public Offering and operating cash flows generated from our properties and other properties we acquire in the future. All advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.

Our cash and cash equivalent balances increased by $3.8 million during the year ended December 31, 2011 and were used in or provided by the following:

Operating Activities. During the year ended December 31, 2011, we used $2.0 million of cash from operating activities, compared to $0.8 million used during the year same period in 2010. The net loss in the current period is offset by (1) non-cash adjustments of $5.0 million (consisting of depreciation and amortization of $5.8 million less deferred rent of $0.8 million), which increased compared to the same period in 2010 in which non-cash adjustments totaled $2.7 million, as a result of the increase in depreciation and amortization and deferred rent related to the properties acquired subsequent to June 30, 2010; and (2) cash used for working capital of $2.4 million compared to cash provided by working capital of $0.3 million for the years ended December 31, 2011 and 2010, respectively. The decrease in working capital is primarily due to the payment of acquisition fees and expenses totaling $1.7 million related to the acquisitions made in the prior year and the payment of organizational and offering costs advanced by our advisor totaling $0.7 million.

Investing Activities. During the year ended December 31, 2011, we used $13.8 million in cash for investing activities, specifically for the acquisition of the LTI property. During the same period a year ago, we used $38.8 million in cash for the acquisition of the Will Partners, Emporia Partners, ITT and Quad/Graphics properties and we also funded $0.5 million for tenant improvements from reserve proceeds held by lenders, which were assumed by us in conjunction with the contribution of the Plainfield and Renfro properties.

Financing Activities. During the year ended December 31, 2011, we generated $19.6 million in financing activities as compared to $40.8 million during the same period a year ago, an increase in cash usage from financing activities of $21.2 million. The increase in cash usage is the net result of $18.5 million of increased financing activity and a $39.7 million utilization of cash generated from financing activities. The $18.5 million increase is comprised of: (1) an increase of $18.1 million in the issuance of common stock during the year ended December 31, 2011, compared to the same period a year ago and (2) a $0.4 million decrease in deferred financing costs incurred. The $39.7 million utilization consists of the following: (1) an increase of $7.3 million in loan principal payments; (2) a decrease of $30.2 million in borrowing proceeds compared to the same period in 2010; (3) a $0.5 million increase in loan amortization compared to the same period a year ago due to the amortization of the Emporia Partners mortgage debt and the LTI mortgage debt; and (4) a $1.7 million increase in distribution payments.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the “Code”). The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from our properties and offering proceeds raised in our private offering and our Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders.

The following table shows distributions paid during each of the quarters for the year ended December 31, 2011:

	December 31, 2011				September 30, 2011				June 30, 2011				March 31, 2011
Distributions paid in cash- noncontrolling interests	$582,676				$589,080				$477,667				$438,915
Distributions paid in cash- redeemable noncontrolling interests (1)	89,388				90,370				90,370				88,406
Distributions paid in cash- common stockholders	468,000				378,282				287,409				212,667
Distributions reinvested (shares issued)	340,387				244,294				192,978				131,271

Total distributions	$1,480,451	(2)			$1,302,026	(2)			$1,048,424	(2)			$871,259

Source of distributions:
Cash flows (used for)/provided by operations	$(4,687,408)		(317	)%(3)	$1,057,732		81	%(3)	$855,446		82	%(3)	$739,988	85	%(3)
Proceeds from issuance of common stock (4)	5,827,472		394%		—				—				—
Distributions reinvested (shares purchased)	340,387		23%		244,294		19%		192,978		18%		131,271	15%

Total sources	$1,480,451		100%		$1,302,026		100%		$1,048,424		100%		$871,259	100%

(1)

Distributions represent the actual payments made to redeemable noncontrolling interests. These distributions are allocated to common stockholders (see consolidated statements of operations for the year ended December 31, 2011) and noncontrolling interests (see consolidated statements of equity for the year ended December 31, 2011) based on their respective ownership percentages as of December 31, 2011.

(2)	Total distributions declared but not paid as of December 31, 2011 for noncontrolling interests (including our advisor), and common stockholders were $0.2 million, respectively.
(3)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(4)

The terms of the Bridge Loan required periodic payments throughout the month equal to the net equity raised in our public offering, subject to a monthly minimum, as discussed in Note 4, Debt. During most of the year ended December 31, 2011, proceeds from the issuance of common stock were used to pay down the principal balance totaling $20.2 million.

From our inception through December 31, 2011, we paid and declared cumulative distributions of approximately $3.1 million to common stockholders and approximately $5.0 million to the limited partners of our operating partnership, as compared to cumulative FFO of approximately $(1.3) million. The payment of distributions from sources other than funds from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2011:

	Payments Due During the Years Ending December 31,
	Total	2012	2013-2014	2015-2016	Thereafter
Outstanding debt obligations (1)	$95,071,132	$1,183,862	$38,013,095	$2,491,531	$53,382,644
Interest on outstanding debt obligations (2)	21,611,801	4,758,040	9,236,339	5,691,766	1,925,656

Total	$116,682,933	$5,941,902	$47,249,434	$8,183,297	$55,308,300

(1)	Amounts include principal payments only. As of December 31, 2011, the total Credit Facility was $35.4 million and is due on November 18, 2014, assuming the one-year extension is exercised. The payments on the LTI mortgage debt do not include the premium of $0.4 million.
(2)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2011.

Subsequent Events

See Note 10, Subsequent Events, to the consolidated financial statements.

Financial Statements

The financial statements listed below are contained in this supplement:

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Griffin Capital Net Lease REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Griffin Capital Net Lease REIT, Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Griffin Capital Net Lease REIT, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California

March 23, 2012

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS
Cash and cash equivalents	$5,429,440	$1,636,072
Restricted cash	1,879,865	1,658,070
Due from affiliates, net	459,521	—
Real estate:
Land	27,003,796	11,703,796
Building and improvements	110,929,358	77,096,442
Tenant origination and absorption cost	34,400,671	18,095,906

Total real estate	172,333,825	106,896,144
Less: accumulated depreciation and amortization	(9,471,264)	(3,862,595)

Total real estate, net	162,862,561	103,033,549
Above market leases, net	1,515,938	1,725,856
Deferred rent	1,483,686	671,995
Deferred financing costs, net	1,012,677	967,051
Prepaid expenses and other assets	1,301,414	448,483

Total assets	$175,945,102	$110,141,076

LIABILITIES AND EQUITY

Mortgage payable, plus unamortized premium of $357,815 and $0, respectively	$60,032,962	$26,129,231
Credit Facility	35,395,985	35,000,000
Bridge Loan	—	7,871,500
Restricted reserves	761,047	538,741
Accounts payable and other liabilities	1,238,340	857,322
Distributions payable	412,221	248,092
Due to affiliates, net	—	1,480,570
Below market leases, net	9,289,407	870,807

Total liabilities	107,129,962	72,996,263

Commitments and contingencies (Note 8)
Noncontrolling interests subject to redemption, 531,000 units eligible towards redemption as of December 31, 2011 and December 31, 2010	4,886,686	4,886,686
Common stock subject to redemption	1,070,490	170,810
Stockholders’ equity:
Preferred stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of December 31, 2011 and 2010	—	—
Common stock, $0.001 par value; 700,000,000 shares authorized; 5,667,551 and 1,845,339 shares outstanding, as of December 31, 2011 and 2010, respectively	56,611	18,438
Additional paid-in capital	47,872,560	15,441,289
Cumulative distributions	(3,085,438)	(713,332)
Accumulated deficit	(3,772,346)	(1,236,878)

Total stockholders’ equity	41,071,387	13,509,517
Noncontrolling interests	21,786,577	18,577,800

Total equity	62,857,964	32,087,317

Total liabilities and equity	$175,945,102	$110,141,076

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2011	2010	2009
Revenue:
Rental income	$13,223,384	$6,509,724	$2,507,487
Property tax recovery	1,785,486	755,370	213,878
Interest income	1,153	4,647	11,212

Total revenue	15,010,023	7,269,741	2,732,577

Expenses:
Asset management fees to affiliates	1,083,304	560,141	219,674
Property management fees to affiliates	377,078	188,793	68,442
Property tax expense	1,785,486	755,370	213,878
Acquisition fees and expenses to non- affiliates	1,560,974	473,790	6,908
Acquisition fees and expenses to affiliates	1,680,000	1,629,344	1,630,684
General and administrative expenses	1,748,334	1,359,686	683,769
Depreciation and amortization	5,608,669	2,941,676	920,919
Interest expense	5,787,676	3,170,029	1,223,889

Total expenses	19,631,521	11,078,829	4,968,163

Net loss	(4,621,498)	(3,809,088)	(2,235,586)
Distributions to redeemable noncontrolling interests attributable to common stockholders	(188,759)	—	—

Net loss including distributions to redeemable noncontrolling interests attributable to common stockholders	$(4,810,257)	$(3,809,088)	$(2,235,586)

Net loss attributable to noncontrolling interests	(2,274,789)	(2,818,725)	(1,989,071)

Net loss attributable to common stockholders	$(2,535,468)	$(990,363)	$(246,515)

Net loss per share, basic and diluted	$(0.72)	$(1.08)	$(1.79)

Weighted average number of common shares outstanding, basic and diluted	3,517,692	919,833	137,598

Distributions declared per common share	$0.68	$0.68	$0.44

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
BALANCE December 31, 2008	100	$1	$999	$—	$—	$1,000	$200,000	$201,000
Gross proceeds from issuance of common stock	252,219	2,522	2,519,665	—	—	2,522,187	—	2,522,187
Discount on issuance of common stock	—	—	(121,987)	—	—	(121,987)	—	(121,987)
Offering costs including dealer manager fees to affiliates	—	—	(1,470,668)	—	—	(1,470,668)	—	(1,470,668)
Distributions	—	—	—	(83,840)	—	(83,840)	—	(83,840)
Issuance of shares for distribution reinvestment plan	947	9	8,985	(8,994)	—	—	—	—
Additions to common stock subject to redemption	(947)	(9)	(8,985)	—	—	(8,994)	—	(8,994)
Contribution of noncontrolling interests	—	—	—	—	—	—	20,200,000	20,200,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	—
Distributions for noncontrolling interests	—	—	—	—	—	—	(732,181)	(732,181)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	(246,515)	(246,515)	(1,989,071)	(2,235,586)

BALANCE December 31, 2009	252,319	$2,523	$928,009	$(92,834)	$(246,515)	$591,183	$17,678,748	$18,269,931
Gross proceeds from issuance of common stock	1,575,040	15,736	15,727,108	—	—	15,742,844	—	15,742,844
Discount on issuance of common stock	—	—	(21,635)	—	—	(21,635)	—	(21,635)
Offering costs including dealer manager fees to affiliates	—	—	(1,192,014)	—	—	(1,192,014)	—	(1,192,014)
Distributions	—	—	—	(458,682)	—	(458,682)	—	(458,682)
Issuance of shares for distribution reinvestment plan	17,033	170	161,646	(161,816)	—	—	—	—
Additions to common stock subject to redemption	947	9	(161,825)	—	—	(161,816)	—	(161,816)
Contribution of noncontrolling interests	—	—	—	—	—	—	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(4,886,686)	(4,886,686)
Distributions for noncontrolling interests	—	—	—	—	—	—	(1,568,275)	(1,568,275)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	(207,262)	(207,262)
Net loss	—	—	—	—	(990,363)	(990,363)	(2,818,725)	(3,809,088)

BALANCE December 31, 2010	1,845,339	18,438	15,441,289	(713,332)	(1,236,878)	13,509,517	18,577,800	32,087,317
Gross proceeds from issuance of common stock	3,738,535	37,384	37,347,981	—	—	37,385,365	—	37,385,365
Discount on issuance of common stock	—	—	(166,710)	—	—	(166,710)	—	(166,710)
Offering costs including dealer manager fees to affiliates	—	—	(4,636,711)	—	—	(4,636,711)	—	(4,636,711)
Distributions	—	—	—	(1,463,176)	—	(1,463,176)	—	(1,463,176)
Issuance of shares for distribution reinvestment plan	95,677	909	908,021	(908,930)	—	—	—	—
Repurchase of common stock	(12,000)	(120)	(112,380)	—	—	(112,500)	—	(112,500)
Additions to common stock subject to redemption	—	—	(908,930)	—	—	(908,930)	—	(908,930)
Contribution of noncontrolling interests	—	—	—	—	—	—	7,788,990	7,788,990
Distributions for noncontrolling interests	—	—	—	—	—	—	(2,135,649)	(2,135,649)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	(169,775)	(169,775)
Net loss	—	—	—	—	(2,535,468)	(2,535,468)	(2,274,789)	(4,810,257)

BALANCE December 31, 2011	5,667,551	$56,611	$47,872,560	$(3,085,438)	$(3,772,346)	$41,071,387	$21,786,577	$62,857,964

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
Operating Activities:
Net loss	$(4,621,498)	$(3,809,088)	$(2,235,586)
Adjustments to reconcile net loss to net cash (used in) provided by operations:
Depreciation of building and building improvements	2,972,532	1,884,394	569,346
Amortization of intangible assets	2,636,137	1,057,282	351,573
Amortization of above and below market leases	(381,670)	61,604	(19,314)
Amortization of deferring financing costs	647,174	156,099	—
Amortization of debt premium	(54,483)	—	—
Deferred rent	(811,691)	(465,225)	(206,770)
Maintenance funded from restricted cash reserves	511	—	—
Change in operating assets and liabilities:
Due from affiliates, net	(459,521)	—	—
Prepaid expenses and other assets	(852,931)	8,539	(457,022)
Accounts payable and other liabilities	371,768	(176,423)	1,033,745
Due to affiliates, net	(1,480,570)	458,044	1,022,526

Net cash (used in) provided by operating activities	(2,034,242)	(824,774)	58,498

Investing Activities:
Acquisition of properties, including reserves	(13,785,562)	(38,754,607)	—
Tenant improvements	—	(452,615)	3,159,445
Tenant improvements funded from restricted cash reserves	—	452,615	(3,159,445)
Payments for construction-in-progress	(15,195)	—	—

Net cash used in investing activities	(13,800,757)	(38,754,607)	—

Financing Activities:
Proceeds from borrowings	12,695,985	42,871,500	—
Principal payoff of secured indebtedness	(20,171,500)	(12,911,990)	—
Principal amortization payments on secured indebtedness	(879,532)	(422,423)	(114,561)
Deferred financing costs	(692,800)	(1,123,150)	—
Issuance of common stock, net	32,581,944	14,529,195	929,532
Repurchase of common stock	(112,500)	—	—
Distributions to noncontrolling interests	(2,258,112)	(1,709,708)	(616,377)
Distributions to common stockholders	(1,535,118)	(405,243)	(70,820)

Net cash provided by financing activities	19,628,367	40,828,181	127,774

Net increase in cash and cash equivalents	3,793,368	1,248,800	186,272
Cash and cash equivalents at the beginning of the period	1,636,072	387,272	201,000

Cash and cash equivalents at the end of the period	$5,429,440	$1,636,072	$387,272

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$4,788,851	$2,847,765	$1,030,521
Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash- assumed upon contribution of real estate assets by affiliates	$—	$646,096	$3,606,782
Restricted cash- ongoing improvement reserve paid by tenant	$—	$152,515	$208,333
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates	$34,837,746	$5,422,086	$34,156,119
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$7,788,990	$10,380,000	$20,200,000
Distributions payable to noncontrolling interests	$108,413	$181,633	$115,804
Distributions payable to common stockholders	$303,809	$66,459	$13,020
Common stock issued pursuant to the distribution reinvestment plan	$908,930	$161,816	$8,994
Redeemable common stock payable	$9,250	$—	$—

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

1.	Organization

Griffin Capital Net Lease REIT, Inc. (formerly known as The GC Net Lease REIT, Inc.), a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company satisfied requisite financial and non-financial requirements and elected to be taxed as a REIT for the taxable year ended December 31, 2011. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offering. The Company’s Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the “Advisor”) was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering, as amended. On November 9, 2010, the Company entered into its second amended and restated advisory agreement for the Public Offering (the “Second Amended and Restated Advisory Agreement”), which states that the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company. The officers of the Advisor are also officers of the Sponsor. The Second Amended and Restated Advisory Agreement has a one-year term and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. The Company’s Third Articles of Amendment and Restatement, as amended, authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public at $10.00 per share (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. The term of the Public Offering is two years with an initial termination date of November 6, 2011. The Company’s board of directors can extend the offering for one year. As of December 31, 2011 and 2010, the Company had 5,667,551 and 1,845,339 shares outstanding, respectively, under the Private Offering and the Public Offering, including shares issued pursuant to the distribution reinvestment plan. As of December 31, 2011 and 2010, the Company had $1.1 million and $0.2 million in shares classified as common stock subject to redemption, respectively. (See Note 7, Share Redemption Program).

On September 14, 2011, the Company’s board of directors extended the termination date of the Public Offering from November 6, 2011 until November 6, 2012, which is three years after the effective date of the Public Offering. The Company’s board of directors reserves the right to terminate the Public Offering at any time prior to November 6, 2012.

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Company’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received from the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of December 31, 2011, the Company owned approximately 59% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of five properties to the Company, the Sponsor and certain of its affiliates, including the Company’s Chairman and President, Kevin A. Shields, the Company’s Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of the Sponsor, owned approximately 27% of the limited partnership units of the Operating Partnership. The remaining approximately 14% of the limited partnership units were owned by third parties. It is anticipated that the Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company’s property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager derives substantially all of its income from the property management services it performs for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change in Consolidated Statements of Operations Presentation

Certain prior period amounts in the consolidated statements of operations have been reclassified to conform to the current period presentation. The Company reclassified the portion of acquisition fees and expenses, which is owed to the Advisor, in order to show the balance separately as “Acquisition fees and expenses to affiliates” for all periods presented. Previously, all acquisition fees and expenses had been presented in a combined total.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of December 31, 2010 and December 31, 2009.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of December 31, 2011 and December 31, 2010.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements, taxes and insurance. As of December 31, 2011 and December 31, 2010, the balance of these reserves, included in the consolidated balance sheets as restricted cash, was $1.9 million and $1.7 million, respectively.

Real Estate

Purchase Price Allocation

The Company applies the provisions in ASC 805-10, “Business Combinations,” to account for business combinations. In accordance with the provisions of ASC 805-10, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred. Acquisition-related costs for the year ended December 31, 2011 totaled $3.2 million of which $0.4 million related to potential future acquisitions.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years

Building Improvements	5-20 years

Land Improvements	15-25 years

Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term

Tenant origination and absorption cost	Remaining contractual lease term

In-place lease valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the net present value of the estimated future cash flows of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of December 31, 2011 and 2010, there were no impairment indicators present that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. As of December 31, 2011, there were no leases that provide for contingent rental income.

During the year ended December 31, 2011 and 2010, the Company recognized deferred rent from tenants of $0.8 million and $0.5 million, respectively. As of December 31, 2011 and 2010, the cumulative deferred rent balance was $1.5 million and $0.7 million, respectively, and is included in deferred rent on the consolidated balance sheets.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company reconciles the estimated real estate tax reimbursement to the actual amount incurred and adjusts the property tax recovery to reflect the actual amount incurred.

Organizational and Offering Costs

The initial organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and were reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and dealer manager fees) to be paid by the Company in connection with the Public Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing-related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The initial advisory agreement required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the Second Amended and Restated Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Second Amended and Restated Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings. The Company continues to monitor both the 3.5% and 15% limitations and expects to be liable to the Advisor for all organizational and offering costs advanced on its behalf as additional offering proceeds are raised. (See Note 6, Related Party Transactions.)

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for organizational and offering costs incurred on the Company’s behalf. Organizational and offering costs incurred, including those due to the Advisor, for the combined Private Offering and Public Offering are as follows:

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

	December 31, 2011	December 31, 2010
Cumulative offering costs- Private and Public Offerings	$7,944,029	$3,507,244

Cumulative organizational costs- Private and Public Offerings	$373,953	$341,455

Organizational and offering costs previously advanced by the Advisor	$26,735	$643,941
Adjustment to organizational and offering costs pursuant to limitations the Advisor is subject to	(709,876)	(920,573)

Net due from Advisor	$(683,141)	$(276,632)

As of December 31, 2011, organizational and offering costs exceeded the limitations for organizational and offering costs the Advisor is subject to, as set forth in the Second Amended and Restated Advisory Agreement discussed above, by $0.7 million. Therefore, if the Company terminated its Public Offering on December 31, 2011, based on the gross proceeds raised in the Public Offering to date of $53.0 million and organizational and offering costs incurred in excess of the limitations discussed above, the Company’s liability to the Advisor for advanced costs would be reduced by the excess. As a result, the Company generated a receivable due from the Advisor of $0.7 million (after deducting $0.03 million in unreimbursed amounts previously advanced by the Advisor), which is reflected net of $0.2 million in fees due to the Advisor in the “Due from Affiliates” balance on the consolidated balance sheets.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized to, and included as a component of, interest expense over the terms of the respective financing agreements. The Company’s deferred financing costs balance as of December 31, 2011 related to the Credit Facility discussed in Note 4, Debt. As of December 31, 2011 and 2010, the Company’s deferred financing costs, net of amortization, were approximately $1.0 million.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests on the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) allocated to noncontrolling interests is shown as a reduction to net income (loss) in calculating net income (loss) available to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were classified as temporary equity. (See Note 5, Noncontrolling Interests.)

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of December 31, 2011.

Fair Value Measurements

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of December 31, 2011, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, mortgage payable, and the Credit Facility and the Bridge Loan, as defined in Note 4, Debt. Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. The Company has an interest rate cap agreement in effect for a notional amount of $50.0 million, which replaced the interest rate cap agreement that expired on December 31, 2011. The interest rate cap agreement will expire on June 29, 2012. (See Note 4, Debt.)

Other than the Plainfield mortgage debt and the Emporia Partners mortgage debt, as discussed in Note 4, Debt, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of December 31, 2011 and 2010. The fair value of the Plainfield and Emporia Partners mortgage debt is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of December 31, 2011 and 2010, the fair value of the Plainfield mortgage debt was $21.9 million and $21.8 million, respectively, compared to the carrying value of $20.5 million and $20.8 million, respectively. As of December 31, 2011 and 2010 the fair value of the Emporia Partners mortgage debt was $5.2 million and $5.3 million, respectively, compared to the carrying value of $5.1 million and $5.3 million, respectively. The LTI mortgage debt was recorded at an estimated fair value of $34.8 million, which includes a premium of $0.4 million and approximates the fair value.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of December 31, 2011, the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary (“TRS”). In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. As of December 31, 2011, the TRS had not commenced operations.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding, including common stock equivalents. As of December 31, 2011 and 2010, there were no common stock equivalents that would have a dilutive effect on earnings per share for common stockholders.

Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months and year ended December 31, 2011. Distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.00184932 per day per share on the outstanding shares of common stock.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU No. 2011-11”). ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company does not expect that the adoption of ASU 2011-01 will have a material impact to its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. The Company does not expect that the adoption of ASU 2011-05 and ASU 2011-12 will have a material impact to its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU No. 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. The Company’s adoption of this ASU as of January 1, 2011 did not have a material impact on the Company’s consolidated financial statements.

3.	Real Estate

LTI

On May 13, 2011, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired the co-tenancy interests in a single-story, lab and manufacturing headquarters facility located in Carlsbad, CA (“LTI property”) from 29 unaffiliated third party investors and one affiliated investor. Certain investors contributed all or a portion of their ownership interest in the LTI property in exchange for limited partnership units in the Operating Partnership. The LTI property is 100% leased to a single tenant, Life Technologies Corporation (“LTI”), on a net lease basis, obligating LTI to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term of the lease was approximately 11 years.

The purchase price of the LTI property was $56.0 million. The Company caused the Operating Partnership to issue $7.8 million in limited partnership units to those contributing investors. The remaining purchase price was substantially financed with an expansion and extension of the existing Bridge Loan discussed in Note 4, Debt, in the amount of $12.3 million and the assumption of the existing mortgage loan of $34.4 million ($34.8 million at estimated fair value including the premium of $0.4 million), offset by credits of $0.6 million for financing and closing costs. The remainder of the purchase price of $2.1 million was paid in October 2011 following the repayment of the Bridge Loan on September 30, 2011 as discussed in Note 4, Debt. The following table provides the purchase price allocation and related financing activity:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Land	$15,300,000
Building and improvements	$33,817,721
Tenant origination and absorption cost	$16,304,765
In-place lease valuation (below market)	$(9,010,188)
Debt premium	$(412,298)
Cash used to acquire property	$1,485,562
Mortgage payable assumed	$34,425,448
Bridge Loan	$12,300,000
Limited partnership units issued (units)	825,285
Price per unit issued (1)	$9.20 or 9.60
Limited partnership units issued (dollars)	$7,788,990

(1)	Price per share is based on whether contributing investors were represented by a third-party financial advisor or not.

As of December 31, 2011, the Company owned seven properties, as shown in the table below:

Property	Acquisition Date	Purchase Price	Property Type	Year of Lease Expiration
Renfro Clinton, SC	6/18/2009	$21,700,000	Warehouse/ Distribution	2021
Plainfield Plainfield, IL	6/18/2009	$32,660,000	Office/ Laboratory	2022
Will Partners Monee, IL	6/4/2010	$26,305,000	Warehouse/ Distribution	2020
Emporia Partners Emporia, KS	8/27/2010	$8,360,000	Office/ Industrial/ Distribution	2020
ITT Los Angeles, CA	9/23/2010	$7,800,000	Office	2016
Quad/Graphics Loveland, CO	12/30/2010	$11,850,000	Industrial/ Office	2022
LTI Carlsbad, CA	5/13/2011	$56,000,000	Office/ Laboratory/ Manufacturing	2022

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition or contribution. The Emporia Partners property in-place lease was considered to be at market, therefore none of the purchase price was allocated to an in-place lease valuation intangible.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

	Balance December 31, 2011	Balance December 31, 2010
In-place lease valuation (above market)	$1,837,903	$1,837,903
In-place lease valuation (above market)- accumulated depreciation	(321,965)	(112,047)

In-place lease valuation (above market), net	$1,515,938	$1,725,856

In-place lease valuation (below market)	$(9,950,752)	$(940,564)
In-place lease valuation (below market)- accumulated depreciation	661,345	69,757

In-place lease valuation (below market), net	$(9,289,407)	$(870,807)

Tenant origination and absorption cost	$34,400,671	$18,095,906
Tenant origination and absorption cost- accumulated depreciation	$(3,924,882)	$(1,288,728)

The intangible assets are amortized over the remaining lease term of each property which, on a weighted-average basis, was 9.4 years and 9.6 years as of December 31, 2011 and 2010, respectively.

	Amortization for the year ended December 31,		5-year amortization as of December 31,
	2011	2010	2011	2010
In-place lease valuation	$381,670	$135,577	$3,398,725	$677,885
Tenant origination and absorption cost	$2,636,137	$1,700,130	$15,877,655	$8,500,650

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	Balance December 31, 2010	Additions	Utilizations	Balance December 31, 2011
Plainfield (1)	$308,333	$100,000	$—	$408,333
Will Partners (1)	99,923	105,030	(52,634)	152,319
Emporia Partners (2)	645,092	341,515	(271,606)	715,001
ITT (3)	344,722	—	(510)	344,212
Quad/Graphics (3)	260,000	—	—	260,000

Total	$1,658,070	$546,545	$(324,750)	$1,879,865

(1)	Additions to the reserve balance are funded by the tenant.
(2)	The balance at December 31, 2011 consisted of a replacement reserve of $0.5 million, which was funded by the contributing entity. Additionally, tax and insurance reserves totaling $0.2 million were funded by the tenant.
(3)	Balance represents remaining reserves, which were initially funded by the Company at closing.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Rent

The following summarizes the future minimum net rent payments pursuant to the lease terms for the properties discussed above as of December 31, 2011:

2012	$13,654,705
2013	13,803,092
2014	14,099,592
2015	14,222,759
2016	14,355,384
Thereafter	70,166,746

Total	$140,302,278

For the year ended December 31, 2011, the Company’s seven properties, based on rental income received from such properties as a percentage of aggregate rental income received by the Company, were as follows:

Property	Location	Revenue as a Percentage of Total Rent

LTI (1)	Carlsbad, CA	20.3%

Plainfield	Plainfield, IL	19.9%

Will Partners	Monee, IL	18.4%

Renfro	Clinton, SC	14.8%

Emporia Partners	Emporia, KS	10.8%

Quad/Graphics	Loveland, CO	9.7%

ITT	Los Angeles, CA	6.1%

Total		100.0%

(1)	Total rental income for the LTI property for the year ended December 31, 2011 was $2.6 million, consisting of approximately eight months of rent based on an acquisition date of May 13, 2011.

Approximately 38% and 26% of the Company’s rental income was concentrated in Illinois and California, respectively, as of December 31, 2011. Tenant security deposits as of December 31, 2011 and 2010, which were included in the accounts payable and other liabilities balance on the consolidated balance sheets, totaled $0.03 million, as required pursuant to the lease for the ITT property. No collateral was received for the other six tenant leases and, therefore, the Company bears the full risk of tenant rent collections. There were no tenant receivables as of December 31, 2011 and 2010.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Company’s properties acquired in 2010 and 2011 had been included in operations as of January 1, 2010. The pro forma operating information includes certain nonrecurring adjustments, such as acquisition fees and expenses incurred as a result of the assets acquired in the acquisitions:

	Year Ended December 31,
	2011	2010
Revenue	$17,169,242	$17,074,073

Net loss	$(1,913,642)	$(6,596,459)

Net loss attributable to common stockholders	$(1,153,235)	$(1,385,256)

Net loss per share	$(0.33)	$(1.51)

4.	Debt

As of December 31, 2011 and December 31, 2010, the Company’s debt consisted of the following:

	Balance as of December 31, 2011	Balance as of December 31, 2010	Contractual Interest Rate	Payment Type	Loan Maturity

Plainfield Mortgage Loan	$20,534,269	$20,796,437	6.65% (fixed)	Principal and Interest	November 2017

Emporia Partners Mortgage Loan	5,053,094	5,332,794	5.88% (fixed)	Principal and Interest	September 2023

LTI Mortgage Loan	34,087,784	—	5.80% (fixed)	Principal and Interest	March 2016

LTI Mortgage Loan Premium	357,815	—	—	—	—

Credit Facility	35,395,985	35,000,000	3.03% (1)	Interest Only	November 2014 (3)

Bridge Loan	—	7,871,500	Daily LIBOR + 4.50% (2)	Principal and Interest	November 2011

Total	$95,428,947	$69,000,731

(1)	Based on interest rate in effect as of December 31, 2011. Prior to the amendment effective November 18, 2011, the interest rate on the Credit Facility was a one-month LIBOR + 3.75% subject to a minimum LIBOR of 2.0%. Under the terms of the amended credit agreement, the interest rate on the Credit Facility is a one-month LIBOR + 2.75%.
(2)	Subject to a minimum LIBOR of 2.0%.
(3)	The Credit Facility agreement allows for a one-year extension, as long as an event of default does not occur. Maturity date assumes the one-year extension is exercised.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Mortgage Loans

The Plainfield and Emporia Partners mortgage loans are secured by a first mortgage and security agreement on the Company’s interest in the respective underlying property, a fixture filing, and an assignment of leases, rents, income and profits.

In connection with the acquisition of the LTI property, pursuant to the Note and Deed of Trust Assumption Agreement dated May 13, 2011 (the “Assumption Agreement”), the Company, through a wholly-owned subsidiary of the Operating Partnership, assumed the obligations of the contributors and sellers under the LTI mortgage debt. The LTI mortgage debt was securitized, and Wells Fargo Bank, N.A. acts as trustee related thereto. The LTI mortgage debt is secured by a deed of trust, security agreement and fixture filing, and an assignment of leases and rents. The LTI mortgage debt calls for monthly principal and interest payments. In connection with the Assumption Agreement, the Company, through a wholly-owned subsidiary of the Operating Partnership, became obligated as non-recourse carve-out guarantors of the LTI mortgage debt. “Non-recourse carve-outs,” or exceptions, to the non-recourse nature of the debt, represent acts committed by the single-purpose entity borrower controlled by the Company and the Operating Partnership, that would obligate the guarantors, depending on the nature of the default, for either (a) the entire amount of the loan; or (b) liability for the losses, if any, incurred by the lender in connection with the default.

Credit Facility

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association (“KeyBank”), which provided the Company with an initial $25.0 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Prior to November 28, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Credit Facility is guaranteed by the Company and is secured by individual security agreements on the Operating Partnership’s underlying interest in certain properties as discussed below, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property. Under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the agreement relating to the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 1.00%. Once the applicable variable rate is selected, 2.75% is added to that rate.

On June 4, 2010, the Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property and a subsequent draw on September 23, 2010 of approximately $5.1 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms.

On November 22, 2010, the Company, through the Operating Partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility to $35.0 million, upon which the Company drew an additional $13.0 million to refinance the debt encumbering the Renfro property. The additional debt is subject to the same terms described above.

On November 18, 2011, the Company, through the Operating Partnership, entered into an amendment and restatement to the credit agreement with KeyBank (the “Restated KeyBank Credit Agreement”), as administrative agent, and Bank of America, as syndication agent (collectively the “Lenders”) thereby increasing the total amount of the Credit Facility to $70.0 million in a revised revolving credit facility, with each Lender committing $35

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

million. The revised credit facility has a term of two years, maturing on November 18, 2013, with an option to extend for one year. During the initial two-year term of the revised credit agreement, the Company, through the Operating Partnership, may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Company drew an additional $0.4 million for related financing costs from the revised credit facility. Per the terms of the revised credit agreement, the maximum loan available is the lesser of the total commitments ($70.0 million) or the aggregate borrowing base availability ($37.1 million). The total amount of funds drawn under the Credit Facility as of December 31, 2011 was $35.4 million, resulting in an unused borrowing base availability of $1.7 million.

Under the terms of the Restated KeyBank Credit Agreement, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Restated KeyBank Credit Agreement) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding, plus 2.75% (“LIBOR-based”), or (b) an alternate base rate, which is the greatest of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 1.00%. Once the applicable variable rate is selected, 1.75% is added to that rate. As of December 31, 2011 the LIBOR-based rate was 0.28%.

Bridge Loan

On December 30, 2010, the Company, through the Operating Partnership, entered into a bridge loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.9 million from KeyBank, utilized to fund the acquisition of the Quad/Graphics property. The Bridge Loan had an initial term of six months, and bears interest at a rate of daily LIBOR plus 450 basis points, with an initial rate of 6.5%. The terms of the Bridge Loan required periodic payments throughout the month equal to the net equity raised in the Company’s Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The Bridge Loan was guaranteed by various wholly-owned subsidiaries of the Company’s Operating Partnership, as well as by Kevin A. Shields, the Company’s Chairman and President. In connection with the Bridge Loan, the Company also executed the second amendment to the credit agreement with KeyBank (the “Second Amendment to Credit Facility”). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. When the Bridge Loan was paid in full on April 18, 2011, the Quad/Graphics property became additional collateral for the Credit Facility, the guarantees issued in connection with the Bridge Loan were released, and the Quad/Graphics property could be refinanced under the Credit Facility.

On May 13, 2011, the Company further amended the Bridge Loan agreement in order to obtain an additional $12.3 million, which was utilized to partially fund the acquisition of the LTI property. The amended Bridge Loan called for monthly payments equal to the net equity raised in the Company’s Public Offering, subject to an average monthly minimum of $2.1 million, with other terms unchanged. The amended Bridge Loan was paid in full on September 30, 2011 and the guarantees issued in connection with the Bridge Loan were released. Once paid in full, the Company does not have further borrowing capacity on the Bridge Loan.

Debt Covenant Compliance

Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning with the quarter ended September 30, 2010.

With the acquisition and financing of the ITT property, the Company was required to effect an interest rate hedge instrument on September 28, 2010. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge was in place for six months and expired on April 7, 2011, for which the Company paid $7,000. On December 28, 2010, the Company executed an additional interest rate cap in connection with the refinancing of the Renfro property debt, as discussed above, for a notional amount of $18.6

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

million, fixing the index at 2.0%. The second hedge was also in place for six months and expired on June 30, 2011, for which the Company paid $10,000. The Company executed an interest rate cap upon expiration of the first hedge, fixing the index at 2.0% for a notional amount of $16.4 million, resulting in a total notional amount of $35.0 million. This hedge, for which the Company paid $5,000, also expired on June 30, 2011. Upon expiration of the interest rate caps on June 30, 2011, the Company paid $10,000 for an additional interest rate cap agreement for the full amount of the outstanding Credit Facility, which expired on December 31, 2011. Upon expiration of the last interest rate cap, the Company paid $10,000 for an additional interest rate cap agreement for a notional amount of $50.0 million, which expires on June 29, 2012.

As part of the amendment effective November 22, 2010, KeyBank temporarily amended the interest coverage ratio covenant requirement from 1.85 times adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) to 1.80 times for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively, and clarified the definition of fixed charge coverage ratio.

As part of the Second Amendment to Credit Facility, KeyBank further amended the tangible net worth definition (as defined in the Second Amendment to Credit Facility) and liquidity covenant requirement from $2.0 million to $1.0 million through June 30, 2011.

KeyBank then extended the $1.0 million liquidity requirement until the later of October 31, 2011 or until the amended Bridge Loan was paid in full. Further, KeyBank agreed to reduce the interest coverage ratio from 1.85 times EBITDA to 1.80 times for the quarter ended September 30, 2011.

As part of the amendment effective November 18, 2011, beginning with the quarter ended December 31, 2011, the liquidity requirement will be $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans. Additional loan compliance covenants include, but are not limited to, a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed after the effective date. The following summarizes the future principal repayments of all loans as of December 31, 2011 per the loan terms discussed above:

2012	$1,183,862
2013	1,268,726
2014	36,744,368	(1)
2015	1,433,059
2016	1,058,473
Thereafter	53,382,644

Total	$95,071,132	(2)

(1)	Amount includes payment of the balance of the Credit Facility upon expiration on November 18, 2014.
(2)	Principal repayments on the LTI mortgage loan do not include the valuation premium of $0.4 million.

The weighted average interest rate of the Company’s fixed rate debt as of December 31, 2011 was approximately 6.10%.

5. Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. Units of limited partnership interest were issued as part of the initial capitalization of the Operating Partnership and in conjunction with the contribution of certain assets, as discussed in Note 1, Organization, and in Note 3, Real Estate, respectively. As of December 31, 2011, noncontrolling

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

interests were approximately 38% of total shares outstanding (assuming limited partnership units were converted to common stock) and approximately 47% of weighted average shares outstanding (assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interests in the Operating Partnership and as a result, has classified limited partnership interests issued as the initial capitalization and in conjunction with the contributed assets to noncontrolling interests and are presented as a component of permanent equity, except as discussed below.

The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity has been reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their limited partnership units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

The Operating Partnership has issued 4.0 million limited partnership units to affiliated parties and unaffiliated third parties in exchange for certain properties. To the extent the contributors should elect to redeem all or a portion of their Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its limited partnership units in the respective transaction.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for the Will Partners property. The terms of the Will Partners contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the operating partnership agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners contribution agreement.

The Will Partners contribution agreement requires the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners’ redemption rights are outside the control of the Company, the limited partnership units are considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interests subject to redemption. Subsequent to the contribution, the affiliated contributor of Will Partners waived the redemption rights pursuant to the contribution agreement and is subject to the redemption provisions of the Operating Partnership agreement. As a result of the waiver, approximately $2.6 million of noncontrolling interests subject to redemption (temporary equity) was reclassified to noncontrolling interests and are now considered a component of permanent equity.

The following summarizes the activity for noncontrolling interests for the years ended December 31, 2011, 2010 and 2009:

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

	Year Ended December 31,
	2011	2010		2009
Beginning balance	$18,577,800	$17,678,748		$200,000
Contribution of noncontrolling interests	7,788,990	10,380,000		20,200,000
Additions to noncontrolling interests subject to redemption	—	(4,886,686	) (1)	—
Distributions for noncontrolling interests	(2,135,649)	(1,568,275)		(732,181)
Allocated distributions for noncontrolling interests subject to redemption	(169,775)	(207,262)		—
Net loss	(2,274,789)	(2,818,725)		(1,989,071)

Ending balance	$21,786,577	$18,577,800		$17,678,748

(1)	As discussed above, $2.6 million was reclassified to noncontrolling interests (permanent equity), leaving a total of $4.9 million in temporary equity, subsequent to the quarter ended June 30, 2010.

6.	Related Party Transactions

Pursuant to the agreements discussed below, the Company incurred $1.9 million in related party costs during the year ended December 31, 2009, including $1.6 million in acquisitions fees and expenses, $0.2 million in asset management fees, and $0.1 million in property management fees. The following summarizes the related party costs incurred, paid and due to affiliates as of December 31, 2010 and 2011:

	Year Ended December 31, 2010			Year Ended December 31, 2011
	Incurred	Paid	Payable	Incurred	Paid	Payable/ (Receivable)
Advisor and Property Manager fees
Acquisition fees and expenses	$1,629,344	$—	$1,629,344	$1,680,000	$3,309,344	$—
Operating expenses	91,371	46,485	44,886	339,203	299,288	84,801
Asset management fees	560,141	499,150	60,991	1,083,304	1,041,222	103,073
Property management fees	188,793	166,812	21,981	377,078	363,313	35,746
Costs advanced by the Advisor	643,941	—	643,941	50,193	667,399	26,735

Total amount payable to the Advisor	$3,113,590	$712,447	$2,401,143	$3,529,778	$5,680,566	$250,355
Allowable organizational and offering costs	2,365,682	—	2,365,682	1,854,645	—	1,854,645
Actual organizational and offering costs	(3,286,255)	—	(3,286,255)	(2,564,521)	—	(2,564,521)

Total	$2,193,017	$712,447	$1,480,570	$2,819,902	$5,680,566	$(459,521)

Dealer Manager fees	$1,545,875	$1,545,875	$—	$3,570,133	$3,570,133	$—

The Second Amended and Restated Advisory Agreement requires, upon termination of the Public Offering, that any organizational and offering costs, including sales commissions and dealer manager fees, incurred above 15% of gross proceeds and that any organizational and offering costs incurred above 3.5% of gross proceeds shall be reimbursed to the Company. As of December 31, 2011, organizational and offering costs exceeded the limitations for organizational and offering costs the Advisor is subject to, as discussed in Note 2,

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Organizational and Offering Costs, by $0.7 million. Therefore, if the Company terminated its Public Offering on December 31, 2011, based on the gross proceeds raised in the Public Offering to date of $53.0 million and organizational and offering costs incurred in excess of the limitations discussed above, the Company’s liability to the Advisor for advanced costs would be reduced by the excess. As a result, the Company generated a receivable due from the Advisor of $0.7 million (after deducting $0.03 million in unreimbursed amounts previously advanced by the Advisor), which is reflected net of $0.2 million in fees due to the Advisor in the “Due from Affiliates” balance on the consolidated balance sheets. The Company continues to monitor the limitations and expects to be liable to the Advisor for all costs advanced on its behalf as additional offering proceeds are raised. There is no guarantee that the Company will raise the amount necessary, through the dealer manager, to offset this overage, thereby making the Advisor liable for the overage. Payment of the overage would be due 60 days following the termination of the offering.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering. The Company subsequently entered into an amended and restated advisory agreement, and later, the Second Amended and Restated Advisory Agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs for providing services. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Private Offering, and, pursuant to the new agreement, which was executed on October 27, 2009, the Dealer Manager is entitled to the same sales commission from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Type of Compensation (Recipient)	Determination of Amount
Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Private Offering, and is entitled to the same fee from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Second Amended and Restated Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the Second Amended and Restated Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The Second Amended and Restated Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the Second Amended and Restated Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.

Disposition Fee (Advisor)	Under the Second Amended and Restated Advisory Agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested before reserves for depreciation. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Type of Compensation (Recipient)	Determination of Amount
Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year, unless the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. No amount of the Advisor’s direct and indirect expenses was allocated to, or incurred by, the Company for the year ended December 31, 2009. For the years ended December 31, 2011 and 2010, $0.3 million and $0.09 million of operating expenses incurred by the Advisor were allocated to the Company, respectively. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)

The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

Liquidation/Termination/Listing Stage

The Advisor is entitled to receive the following:

1) Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange); (Advisor)

1)      A Subordinated Share of Net Sales Proceeds (as defined in the amended and restated advisory agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company’s stockholders are paid their return of capital plus an annual cumulative, non-compounding return;

2) Subordinated Performance Fee Due Upon Termination of the Amended and Restated

2)      A Subordinated Performance Fee (as defined in the amended and restated advisory agreement) Due Upon Termination of the Second Amended and Restated Advisory Agreement if the Company terminates the Second Amended and Restated Advisory Agreement for any reason other than a material breach by the Advisor as a result of

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Type of Compensation (Recipient)	Determination of Amount
Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and (Advisor)	willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and

3) Subordinated Incentive Listing Fee (payable only if the Company is listed on a national securities exchange) (Advisor)

3)      A Subordinated Incentive Listing Fee (as defined in the Second Amended and Restated Advisory Agreement) in the event the Company lists its stock for trading, which fee, in excess of capital invested in the Company, will be subordinated until each shareholder’s investment value is equal to their initial invested capital.

Each subordination compensation discussed above is calculated as follows:

•       5.0% if the stockholders are paid return of capital plus a 6.0% to 8.0% annual cumulative, non-compounding return; or

•       10.0% if the stockholders are paid return of capital plus an 8.0% to 10.0% annual cumulative, non-compounding return; or

•       15.0% if the stockholders are paid return of capital plus a 10.0% or more annual cumulative, non-compounding return.

The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the “Performance Fee Note” and “Listing Fee Note,” respectively, as defined in the Second Amended and Restated Advisory Agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company’s common stock.

Conflicts of Interest

The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors to some or all of 16 other real estate programs affiliated with the Sponsor, including Griffin-American Healthcare REIT II, a publicly-registered, non-traded real estate investment trust. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company’s business and these other activities.

In addition, the Dealer Manager has entered into a dealer manager agreement to serve as dealer manager for Griffin-American Healthcare REIT II. As a result, the Dealer Manager will have contractual duties to Griffin-American Healthcare REIT II, which contractual duties may conflict with the duties owed to the Company.

Some of the material conflicts that the Sponsor, Advisor, Property Manager and Dealer Manager and their key personnel and their respective affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor, the Dealer Manager and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the Second Amended and Restated Advisory Agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7.	Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of December 31, 2011 and, 2010, $1.0 million and $0.2 million in shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may, under certain circumstances, be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Number of Years Held	Redemption Price
Less than one	No redemption allowed
One or more but less than two	92.5% of redemption amount

Two or more but less than three	95.0% of redemption amount

Three or more but less than four	97.5% of redemption amount

Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company’s consolidated balance sheets. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan.

Redemption requests will be honored on the last business day of the month following the end of each quarter. Requests for redemption must be received on or prior to the end of the quarter in order for the Company to repurchase the shares as of the end of the following month. As of December 31, 2011 and 2010, $1.0 million and $0.2 million in shares of common stock, respectively, were eligible for redemption. During the year ended December 31, 2010, the Company had no redemption requests. During the year ended December 31, 2011, the Company redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38. As of December 31, 2011, there were 1,000 shares related to redemption requests to be processed subsequent to December 31, 2011. The redemption of these shares totaled approximately $0.01 million and was reclassified from redeemable common stock to accounts payable and accrued liabilities in the consolidated balance sheets as of December 31, 2011. On January 31, 2012, we satisfied all of the eligible redemption requests at a price per share of $9.25. The Company’s board of directors may choose to amend, suspend or terminate the share redemption program upon 30 days’ written notice at any time.

8.	Selected Quarterly Financial Data (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011, and 2010:

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$2,794,326	$3,619,022	$4,298,359	$4,298,316
Net Loss	$(411,330)	$(3,326,447)	$(310,601)	$(573,120)
Net Loss per Share	$(0.08)	$(0.50)	$(0.05)	$(0.09)

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,274,728	$1,479,484	$2,072,214	$2,443,315
Net Loss	$(347,987)	$(1,141,434)	$(1,233,970)	$(1,085,697)
Net Loss per Share	$(0.15)	$(0.38)	$(0.30)	$(0.25)

9.	Declaration of Distributions

On September 14, 2011 and December 15, 2011, the Company’s board of directors declared distributions for the fourth quarter of 2011 and the first quarter of 2012 both in the amount of $0.00184932 and $0.00184426, respectively, per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on October 1, 2011 to December 31, 2011 and January 1, 2012 to March 31, 2012. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s President may determine.

10.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements:

Offering Status

As of March 21, 2012, in connection with the Public Offering, the Company has issued 6,720,955 shares of the Company’s common stock for gross proceeds of approximately $66.9 million. Through March 21, 2012, the Company had received aggregate gross offering proceeds of approximately $69.3 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering. During the year ended December 21, 2011, the Company redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38 and on January 31, 2012, the Company redeemed 1,000 shares of common stock for approximately $0.01 million at a price per share of $9.25.

Declaration of Distributions

On March 19, 2012, the Company’s board of directors declared distributions for the second quarter of 2012 in the amount of $0.00184426 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on April 1, 2012 until June 30, 2012. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s President may determine.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Acquisition of AT&T property

On January 31, 2012, the Company, through the Operating Partnership, acquired a three-building, two-story office and data center facility located in Redmond, Washington (the “AT&T property”). The AT&T property is leased in its entirety pursuant to three long-term, triple-net leases to AT&T Services, Inc., on behalf of AT&T Wireless Services, Inc., a wholly-owned subsidiary of AT&T, Inc. (“AT&T), obligating AT&T to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term was approximately eight years.

The purchase price of the AT&T property was $40.0 million, which was partially funded with a draw of $22.0 million from the Restated KeyBank Credit Agreement and $12.4 million in mezzanine debt pursuant to the Mezzanine Credit Agreement discussed below. The remaining purchase price and other closing fees and expenses were funded with proceeds from the Public Offering.

Acquisition of Westinghouse property

On March 22, 2012, the Company, through the Operating Partnership, acquired a Class A office building located in Cranberry Township, Pennsylvania (the “Westinghouse property”). The Westinghouse property is leased in its entirety pursuant to a long-term, triple-net lease to Westinghouse Electric Company, LLC, obligating Westinghouse to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term was approximately 14 years.

The purchase price of the Westinghouse property was $36.2 million, which was partially funded with a draw of $27.1 million from the Restated KeyBank Credit Agreement and a draw of $9.0 million from the mezzanine debt to fund the balance of the purchase price pursuant to the Mezzanine Credit Agreement discussed below. The remaining purchase price and other closing fees and expenses were funded with proceeds from the Public Offering.

Restated KeyBank Credit Agreement

On January 31, 2012, the Company, through the Operating Partnership and four wholly-owned special purpose entities (“SPEs”) entered into that certain Joinder Agreement (the “Joinder Agreement”) with KeyBank and North Shore Community Bank & Trust Company (the “Subsequent Lender”), pursuant to which the Subsequent Lender agreed to become a lender party to the Restated KeyBank Credit Agreement, and agreed to provide a financing commitment of up to $10 million. Pursuant to the Joinder Agreement, the total commitment under the Restated KeyBank Credit Agreement has now increased to an aggregate of $80 million. The additional commitment provided by the Subsequent Lender is governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement. Pursuant to the terms of the Restated KeyBank Credit Agreement, the Company, through the Operating Partnership, is subject to certain loan compliance covenants including, but not limited to (as defined therein), a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), minimum liquidity of $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans, and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed to us after the effective date, the violation of which would constitute an event of default.

In connection with the acquisition of the AT&T property as discussed above, on January 31, 2012, a draw of $22.0 million was made from the Restated KeyBank Credit Agreement to partially finance such acquisition.

On February 8, 2012 the unused borrowing base availability on the revolver of $1.7 million was drawn upon and was used to pay down the Mezzanine Loan discussed below.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

On March 16, 2012, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $115 million when Regions Bank (the “Subsequent Lender”) agreed to become a lender party to the Restated KeyBank Credit Agreement, providing a financing commitment of up to $35 million. The additional commitment provided by the Subsequent Lender is governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

In connection with the acquisition of the Westinghouse property as discussed above, on March 22, 2012, a draw of $27.1 million was made from the Restated KeyBank Credit Agreement to partially finance such acquisition. As of March 22, 2012, approximately $86.2 million of the revised revolver was utilized, which is secured by the Renfro, Will Partners, ITT, Quad/Graphics, AT&T and Westinghouse properties.

KeyBank Mezzanine Loan

On January 31, 2012, a property-owning SPE wholly-owned by the Company’s Operating Partnership (the “Property SPE”) entered into that certain Mezzanine Credit Agreement in which KeyBank serves as the initial lender (the “Mezzanine Credit Agreement”) with total commitments of $15.0 million (the “Mezzanine Loan”). Additional lenders may be added pursuant to the terms of the Mezzanine Credit Agreement. In connection with the acquisition of the AT&T property, on January 31, 2012, the Property SPE made a draw of $12.4 million on the Mezzanine Loan to partially finance such acquisition. The Property SPE and any other entities that become a Borrower (as defined therein) pursuant to the terms of the Mezzanine Credit Agreement may request additional borrowings up to the total loan amount committed. The terms of the Mezzanine Credit Agreement require that the proceeds of the Mezzanine Loan be used to acquire the AT&T property and other potential acquisitions through the maturity date, July 31, 2012. The terms also require periodic payments equal to the net equity raised in the Company’s Public Offering, subject to a monthly minimum amount of $4.0 million. The Mezzanine Credit Agreement contains a financial covenant requirement, which states that gross proceeds from equity raised are subject to a monthly minimum amount of $4.0 million for the first three months of the six-month term and $5.0 million thereafter.

Through March 21, 2012, a total of $9.0 million in payments had been made on the Mezzanine Loan, resulting in a balance of $3.4 million. In connection with the acquisition of the Westinghouse property on March 22, 2012, as discussed above, the Property SPE made a draw of $9.0 million from the Mezzanine Loan to partially finance such acquisition, resulting in a balance of $12.4 million.

GRIFFIN CAPITAL NET LEASE REIT, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

					Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2011						Life on which depreciation in latest income statement is computed
Description	Property Type	ST	Encumbrances		Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Plainfield	Office/Laboratory	IL	$20,534,269		$3,708,916	$27,335,306	$2,217,126	$3,708,916	$29,552,432	$33,261,348	$3,296,306	N/A	6/18/2009	5-40 years

Renfro	Warehouse/Distribution	SC	13,030,000		1,400,000	18,803,857	1,389,656	1,400,000	20,193,513	21,593,513	2,032,566	N/A	6/18/2009	5-40 years

Will Partners	Warehouse/Distribution	IL	16,900,000		1,494,108	23,416,016	15,195	1,494,108	23,431,211	24,925,319	1,503,728	N/A	6/4/2010	5-40 years

Emporia Partners	Office/ Industrial/Distribution	KS	5,053,094		274,110	7,567,473	—	274,110	7,567,473	7,841,583	435,945	N/A	8/27/2010	5-40 years

ITT	Office	CA	5,070,000		2,877,062	4,221,900	5,278	2,877,062	4,227,178	7,104,240	348,195	N/A	9/23/2010	5-40 years

Quad/Graphics	Industrial/Office	CO	—		1,949,600	10,235,736	—	1,949,600	10,235,736	12,185,336	382,161	N/A	12/30/2010	5-40 years

LTI	Office/Laboratory/ Manufacturing	CA	34,087,784		15,300,000	50,122,486		15,300,000	50,122,486	65,422,486	1,472,363	N/A	5/13/2011	5-40 years

			$94,675,147	(1)	$27,003,796	$141,702,774	$3,627,255	$27,003,796	$145,330,029	$172,333,825	$9,471,264

Activity in real estate facilities during 2011 was as follows:

Real estate facilities
Balance at beginning of year	$106,896,144
Acquisitions	65,422,486
Improvements	—
Construction-in-progress	15,195

Balance at end of year	$172,333,825

Accumulated depreciation
Balance at beginning of year	$3,862,595
Depreciation expense	$5,608,669

Balance at end of year	9,471,264

Real estate facilities, net	$162,862,561

(1)         Amount does not include loan fees of $0.4 million incurred as part of the amendment and restatement to the credit agreement with KeyBank effective November 18, 2011 and a loan valuation premium of $0.4 million related to the debt assumed in the LTI property acquisition.

S-1